Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES 2011 CAPITAL EXPENDITURES

Calgary, Alberta, Canada – December 6, 2010
(Canadian dollars, unless otherwise indicated)

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that planned capital expenditures for 2011 are $405 million. This includes $119 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2011.  Additionally, $171 million is slated for expansion capital and includes the cost to complete the remaining five of the nine new rigs previously announced and an anticipated five additional new rig builds for 2011.  The total capital expenditures also include the cost to upgrade eight to twelve rigs in 2011 and to purchase long lead time items for the Corporation’s inventory at an anticipated cost of $115 million. These long lead time items include, for example, top drives, masts and engines, that can be used for North American or international new build opportunities.  Precision expects that the $405 million will be split $353 million in the Contract Drilling segment and $52 million in the Production and Completion segment.

Kevin Neveu, President and Chief Executive Officer, stated, "With the completion of our recent financing, Precision is well positioned to focus on the growth of the Corporation. The balance sheet is strong and we have the liquidity and flexibility to seize market opportunities. Whether these opportunities are in North America or are international, Precision will continue to deliver to our customers the high value, high performance services we are known for.  Precision has recently entered into a term contract for one of the 2011 new rig builds for work in the United States and is in negotiations for three more of the new rigs.  We continue to have customers interested in our upgraded rigs, and I anticipate term contracts for these rigs prior to the completion of the upgrade work.  Precision will, however, continue to be disciplined in our capital expenditures by not completing new rig builds unless they are secured by term contracts that provide acceptable financial returns.”

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

In particular, forward-looking information and statements include, but are not limited to:  the level of capital expenditures and anticipated use of capital for 2011, including plans to build new rigs; the timing and terms of contractual commitments; the number and type of assets to be upgraded; the amount and type of equipment to be purchased and the timing of the expenditures.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; general economic, market or business conditions; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:
David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com